----------------------------------
                                                       OMB APPROVAL
                                              ----------------------------------
                                                OMB Number: 3235-0145
                                                Expires: August 31, 1999
                                                Estimated average burden
                                                hours per response. . . .14.90
                                              ----------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 CD Radio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125127 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Darlene M. Friedland          Paul L. Goldman              Randal R. Jones
Robert M. Friedland        Goodman Phillips & Vineberg   Bogle & Gates P.L.L.C.
110 Wolseley Road          1900 - 355 Burrard Street       Two Union Square
Point Piper, Sydney        Vancouver, British Columbia     601 Union Street
New South Wales, Australia    Canada V6C 2G8         Seattle, Washington 98101
(612) 9363-9799               (604) 682-7737               (206) 682-5151
Fax: (612) 9363-9088          Fax: (604) 682-7131          Fax: (206) 621-2660

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 19, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

Cusip No. 125127 100                                                Page 2 of 8

CUSIP NO. 125127 100
--------------------------------------------------------------------------------

   1. Names of Reporting Persons.              Darlene M. Friedland
                                               Robert M. Friedland

      I.R.S. Identification Nos. of above persons
      (entities only).
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)
--------------------------------------------------------------------------------

   3. SEC Use Only
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions)
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization          United States and Canada
--------------------------------------------------------------------------------

Number of      7. Sole Voting Power                    0
Shares Bene-   -----------------------------------------------------------------
fically by     8. Shared Voting Power                  0
Owned by Each  -----------------------------------------------------------------
Reporting      9. Sole Dispositive Power            2,125,875 Darlene Friedland
Person With    -----------------------------------------------------------------
               10. Shared Dispositive Power            708,625
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,834,500
--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)             12.2%
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)                    IN
--------------------------------------------------------------------------------

Cusip No. 125127 100                                                Page 3 of 8


Item 1. Security and Issuer

   (a) Title of Class of Securities: Common Shares, par value of $0.001 per share (the "Common Shares")

   (b) Name of Issuer: CD Radio Inc. Address: 14th Floor, 1180 Avenue of the Americas, New York, NY 10036

Item 2. Identity and Background

   (a)  Name: Darlene M. Friedland

   (b) Residence or business address: 110 Wolseley Road, Point Piper, Sydney, N.S.W., Australia

   (c)  Principal occupation or employment: Investor

   (d)  Criminal convictions within five years: None

   (e)  Federal or state securities laws violations within five years: None.

   (f)  Citizenship: United States and Canada


   (a)  Name: Robert M. Friedland

   (b) Residence or business address: 110 Wolseley Road, Point Piper, Sydney, N.S.W., Australia

   (c)  Principal occupation or employment: Investor

   (d)  Criminal convictions within five years: None

   (e)  Federal or state securities laws violations within five years: None

   (f)  Citizenship: United States and Canada


Item 3. Source and Amount of Funds or Other Consideration

   Darlene Friedland, transferred to her husband Robert Friedland, by way of bona fide gift and not for valuable consideration, 708,625 Common Shares of CD Radio on January 19, 1999.

Cusip No. 125127 100                                                Page 4 of 8


Item 4. Purpose of Transaction

   Darlene Friedland, transferred to her husband Robert Friedland, by way of bona fide gift and not for valuable consideration, 708,625 Common Shares of CD Radio on January 19, 1999.

   Darlene Friedland acquired her interest in the issuer for investment purposes. The reporting persons may hold the shareholdings disclosed herein for an indefinite period or the reporting persons may choose to dispose of some or all of those shares at yet undetermined time(s) in the future.

Item 5. Interest in Securities of the Issuer

   Darlene M. Friedland
   (a)    Number of securities owned beneficially:    2,834,500

          Percentage of class: 12.2%

   (b)    Sole voting power: 0*

          Shared voting power: 0*

          Sole dispositive power: 2,125,875

          Shared dispositive power: 708,625

   (c) Transactions during past 60 days: Darlene Friedland, transferred to her husband Robert Friedland, by way of bona fide gift and not for valuable consideration, 708,625 Common Shares of CD Radio on January 19, 1999.

   (d)  Other beneficiaries: None.

   (e)  Date reporting person ceased to be 5% owner: N/A

Cusip No. 125127 100                                                Page 5 of 8


   Robert M. Friedland

   (a)  Number of securities owned beneficially: 2,834,500

        Percentage of class: 12.2%

   (b)  Sole voting power: 0*

        Shared voting power: 0*

        Sole dispositive power: 708,625

        Shared dispositive power: 0

   (c) Transactions during past 60 days: Darlene Friedland, transferred to her husband Robert Friedland, by way of bona fide gift and not for valuable consideration, 708,625 Common Shares of CD Radio on January 19, 1999.

   (d)  Other beneficiaries: None.

   (e)  Date reporting person ceased to be 5% owner: N/A

   * Pursuant to a Voting Trust Agreement, dated as of August 26, 1997, among CD Radio, Inc., Darlene Friedland and David Margolese. Mr. Margolese has the power to vote in his discretion all shares of CD Radio, Inc. common stock owned or thereafter acquired by Darlene Friedland and certain of her affiliates, including her husband Richard Friedland, (currently 2,834,500 Common Shares) for five years after the date thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Pursuant to a Voting Trust Agreement, dated as of August 26, 1997, among CD Radio, Inc., Darlene Friedland and David Margolese. Mr. Margolese has the power to vote in his discretion all shares of CD Radio, Inc. common stock owned or thereafter acquired by Darlene Friedland and certain of her affiliates, including her husband Richard Friedland, (currently 2,834,500 Common Shares) for five years after the date thereof.

Cusip No. 125127 100                                                Page 6 of 8


Item 7. Material to Be Filed as Exhibits

      1. Agreement, dated as of January 28, 1999, among Darlene Friedland and Robert Friedland for joint filing of this Schedule 13D.

      2. Voting Trust Agreement, dated as of August 26, 1997, among CD Radio, Inc., Darlene Friedland and David Margolese.*
------------------------------------
* Previously filed as Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on March 11, 1998.

Cusip No. 125127 100                                                Page 7 of 8


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 28, 1999                        /s/ Darlene M. Friedland
------------------------                ----------------------------------------
Date                                    Darlene M. Friedland


January 28, 1999                        /s/ Robert M. Friedland
------------------------                ----------------------------------------
Date                                    Robert M. Friedland

Cusip No. 125127 100                                                Page 8 of 8


                                    EXHIBIT 1


     It is hereby agreed that this Schedule 13D is jointly filed pursuant to Rule 13d-1(k)(1) on behalf of Darlene M. Friedland and Robert M. Friedland.


January 28, 1999                        /s/ Darlene M. Friedland
------------------------                ----------------------------------------
Date                                    Darlene M. Friedland


January 28, 1999                        /s/ Robert M. Friedland
------------------------                ----------------------------------------
Date                                    Robert M. Friedland